October 7, 2024

Adam Veness
General Counsel
Dianthus Therapeutics, Inc.
7 Times Square, 43rd Floor
New York, NY 10036

       Re: Dianthus Therapeutics, Inc.
           Registration Statement on Form S-3
           File No. 333-282446
           Filed October 1, 2024
Dear Adam Veness:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Branden Burns